N E W S R E L E A S E

April 3, 2006

NEVSUN GOLD POUR AT TABAKOTO

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is pleased to announce that the Company has poured gold at the Tabakoto Gold Mine in Mali.

The Tabakoto Gold Mine is in the commissioning phase and is expected to achieve commercial production in April 2006.  The plant has been tested at commercial capacity (1200 tonnes per day which is 60% of full design capability) and the gravity and leach circuits are operating as per design. More continuity is required to achieve commercial production status.

Early commissioning is progressing bringing ore into the mill circuit through the auxiliary feed system where a standby mobile crushing facility is being used to feed the ore. Construction of the crushing plant and the tailings impoundment area are continuing according to Nevsun’s construction program and are anticipated to be to be completed in approximately one month. Training of personnel is an important part of the commissioning period. The Company is pleased to record that the Tabakoto Mine operations team is 90% Malian which will increase as training progresses.

The first trial gravity gold commissioning bar was poured before March month end and weighed 3.8 kg. It has a dore fineness of 87.5% gold. Please see Nevsun’s website www.nevsun.com for a picture of the gold being poured at the Tabakoto Gold Mine.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the continuing production operation.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-09.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com